FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 23, 2013

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

The Royal Bank of Scotland Group plc (RBS)

CALL DECISION AND POLICY ON CERTAIN RBS N.V. SECURITIES

RBS announces that it will not exercise its option relating to the Royal Bank of Scotland N.V. (RBS NV) A$175m FRN Bermudan callable subordinated notes (ISIN:AU0000ABOHH0) and the RBS NV A$575m 6.5% Bermudan callable subordinated notes (ISIN: AU0000ABOHG2) both due in 2018 (the "Notes") to redeem such Notes at par on 17 May 2013. Going forward, all decisions to exercise calls on any RBS NV callable capital securities (including the Notes) will be made with reference to a variety of internal and external factors, including the prevailing regulatory, economic and market conditions at that time. Notwithstanding this, RBS continues to evaluate various alternatives with regards to such securities, including keeping the securities outstanding or offering holders of the securities an opportunity to exit through a liability management exercise ("LME"). Should an LME be undertaken, the prices offered are likely to be set taking account of today’s market prices and prevailing regulatory, economic and market conditions at the time of any such transactions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V.
Date:	April 23, 2013	By:	/s/ Pieter van der Harst
			Name:	Pieter van der Harst
			Title:	Chief Financial Officer